NO ACT

RE
2-4-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15005642

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Robert A. Cantone
Proskauer Rose LLP
rcantone@proskauer.com

Act: 1934
Section:
Rule: 14a-8 (i)(3)
Public
Availability: 3-19-15

Re: Celgene Corporation
Incoming letter dated February 4, 2015

Dear Mr. Cantone:

This is in response to your letter dated February 4, 2015 concerning the shareholder proposal submitted to Celgene by the UAW Retiree Medical Benefits Trust. We also have received a letter from the proponent dated March 6, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith A. Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

March 19, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Celgene Corporation
Incoming letter dated February 4, 2015

The proposal asks the board to report on the risks to Celgene from rising pressure to contain U.S. specialty drug prices.

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on Celgene's fundamental business strategy with respect to its pricing policies for pharmaceutical products. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Celgene's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UAW RETIREE
Medical Benefits Trust

March 6, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Celgene to omit proposal by UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Celgene Corporation ("Celgene" or the "Company"). The Proposal asks Celgene to report to shareholders on how it is responding to rising pressure to contain U.S. specialty drug prices. The Proposal asks that the report describe how Celgene is responding to several specific risks related to pricing.

In a letter to the Division dated February 4, 2015 (the "No-Action Request"), Celgene stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Celgene argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(4), as designed to further a personal interest of the Trust not shared by other shareholders at large; Rule 14a-8(i)(7), as relating to the Company's ordinary business operations; and Rule 14a-8(i)(10), on the ground that Celgene has substantially implemented the Proposal. As discussed more fully below, Celgene has not met its burden of proving its entitlement to rely on any of those bases for exclusion; thus, the Trust respectfully asks that the Company's request for relief be denied.

P.O. Box 14309 Detroit, MI 48214
Tel: 734-929-5789 • Fax: (734) 769-6538

The Proposal

The Proposal states:

"RESOLVED, that shareholders of Celgene Corporation ("Celgene") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Celgene from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Celgene's response, if any, to risks created by:

- The relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden;
- Price sensitivity of prescribers, payers and patients; and
- The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions."

Personal Claim or Grievance

Celgene claims the Proposal is excludable pursuant to Rule 14a-8(i)(4), which allows a company to omit a proposal that is designed to benefit the proponent or to further a personal interest of the proponent, which is not shared by other shareholders. Specifically, Celgene argues that the Trust, by virtue of its status as a health care payer and the presence on the Trust's formulary of Celgene drugs, is furthering its personal interest in "challeng[ing] the prices charged by Celgene for its products."

The Proposal, however, only asks for a report regarding the risks associated with Celgene's approach to pricing, given the intense focus on high specialty drug prices by the media, legislators, providers, payers and the public. Nothing in the Proposal would ask Celgene to change anything about its prices. The report would be available to all shareholders, not just the Trust. Thus, the Proposal itself can not be fairly read as designed to provide a benefit to the Trust not shared by other shareholders.

Nor is the Proposal a piece of a larger campaign to achieve non-shareholder goals. In Dow Jones & Co. (Feb. 24, 1994), relied on by Celgene, two proposals were neutral on their face, but the company argued that they were part of a union campaign involving ongoing negotiations. Dow Jones provided evidence that union officials had admitted publicly that the proposals were intended to put pressure on the company in those negotiations.

Celgene also cites ConocoPhillips (Mar. 7, 2008) as standing for the proposition that the Staff allows exclusion of facially neutral proposals designed to conceal a personal benefit. But the proposal submitted to ConocoPhillips, which asked the board to establish an independent committee to oversee an investigation of the company's involvement with states that have sponsored terrorism, referred shareholders to the proponent's website, Iran-Conoco-Affair.US. That website included materials supporting the proponent's theory that clandestine dealings involving ConocoPhillips, the US government and Iran had caused a cover-up of the circumstances surrounding a 1991 plane crash in which the proponent's wife had been killed.

After pursuing litigation against ConocoPhillips' predecessor and other entities, with mixed success, the proponent had begun filing shareholder proposals, writing letters to directors and shareholders and attending annual shareholder meetings. All of the shareholder proposals, though framed differently, related to the 1991 plane crash. The proponent included on his website an article he wrote; the "about the author" section of that article stated that the proponent had devoted his time to investigating the crash and urging various authorities to conduct a thorough investigation and report the results. The company argued that the proponent's true objective was clear from this history and documentary evidence, and the Staff concurred.

Unlike the proponents of the proposals in Dow Jones and ConocoPhillips, the Trust has not filed the Proposal as one element of a broader campaign to achieve lower drug prices. The Trust is not only a health care payer. The Trust, with $63 billion in assets, also is an investor with substantial exposure to the global equities markets. The long-term financial performance of the companies in whose stock the Trust has invested – including Celgene – is thus inextricably linked to the Trust's ability to purchase health care for its 740,000 beneficiaries. A single drug – Revlimid – accounted for nearly 65 percent of Celgene's total revenue in FY 2014, (See Celgene's 2014 10-K, at 33) which further underscores the fundamental importance Celgene's pricing strategy has for the Company's ability to generate returns for its shareholders. The Trust is concerned that prices of specialty drugs may be unsustainable and that a business model dependent on being able to charge very high prices for specialty drugs could harm long-term shareholder value.

Arguments very similar to Celgene's were recently rejected by the Staff in Gilead Sciences, Inc. (Feb. 21, 2014). The proposal in Gilead asked the company to link CEO compensation to a metric related to patient access to Gilead's drugs. The proponent of the proposal was the president of AIDS Healthcare Foundation

("AHF"), a group that had "engaged in a longstanding public relations, media and protest campaign" against Gilead around its high drug prices, including protests at the previous two annual meetings, a protest and "die-in" complete with mock funeral procession and a postcard campaign aimed at Gilead's officers, employees and directors.

Gilead sought to exclude the proposal in reliance on, among other bases, Rule 14a-8(i)(4), arguing that the proposal was intended to result in lower drug prices, a goal not shared by other shareholders. Gilead described the extensive campaign conducted by AHF and pointed to the fact that AHF had issued a press release regarding the proposal to show that the proponent and AHF were acting together. The proponent refuted Gilead's contention that AHF stood to benefit personally from lower prices, as third-party payers pay for the medications AHF dispenses. The Staff declined to concur with Gilead.

Celgene has the burden of demonstrating that the Proposal is designed to result in a personal benefit to the Trust, or to further a personal interest of the Trust not shared by other shareholders. It has not offered any facts in support of its assertions, which makes its case even weaker than Gilead's. Accordingly, it should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(4).

Ordinary Business

Celgene argues that it is entitled to omit the Proposal in reliance on Rule 14a-(i)(7), which allows exclusion of proposals related to a company's ordinary business operations. The Commission has made an exception, however, not permitting exclusion of proposals whose subjects would otherwise be considered ordinary business but which "focus[] on sufficiently significant social policy issues." (Exchange Act Release No. 40018 (May 21, 1998))

In responses to no-action requests by Gilead Sciences, Inc. (Feb. 23, 2015) and Vertex Pharmaceuticals (Feb. 25, 2015) on proposals substantially similar to the Proposal, the Trust provided a wealth of evidence that the pricing of specialty drugs in the U.S. is a significant social policy issue. Both companies had argued, as Celgene does here, that product pricing is a day-to-day management function justifying reliance on the ordinary business exclusion. The Staff did not concur with either company's argument. The Trust will not repeat those points here, but notes that Celgene operates within the same environment as Gilead and Vertex. In this context, Celgene's responses to risks associated with pricing of its specialty drugs qualify as a significant social policy issue.

Because Celgene has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), Celgene's request for relief should be denied.

Substantial Implementation

Celgene claims that its disclosure in its periodic filings with the Commission compares favorably with the Proposal's requests or satisfies the Trust's underlying concern. On pages 10-11 of the No-Action Request, Celgene points to disclosures in its most recent 10-Q regarding material risks created by competition, regulation and limits on reimbursements for its products.

But Celgene's disclosures only state that competition, regulation and limits on reimbursements "could adversely affect our business" or "adversely impact our revenues." Celgene identifies these factors as potential risks, which the Proposal already recognizes. The Company says nothing about how it is responding to those risks, the central request of the Proposal. The Proposal asks Celgene to go beyond noting the existence of risks to discuss how those risks influence Celgene's approach to pricing going forward.

As well, Celgene does not make disclosure regarding all of the elements included in the Proposal. Prominent in the debate over high U.S. specialty drug costs is the relationship (or lack thereof) between specialty drug prices and various other factors, such as drug development costs, that some believe should inform pricing decisions. Also, physician resistance to high specialty drug costs is playing a role in the wider debate and may affect prescribing behavior. Celgene's disclosures do not address these matters.

Recently, Vertex Pharmaceuticals, Inc. (Feb. 25, 2015) made a very similar substantial implementation argument on a proposal sponsored by the Trust and nearly identical to the Proposal. Vertex pointed to disclosures in its 10-K much like those Celgene cites, which identified certain factors from the proposal as material risks. There, as here, the Trust contended that Vertex's disclosures did not substantially implement the proposal's requests because they identified risks but did not report on how Vertex was responding to them. The Staff, reasoning that Vertex's disclosures did not "compare favorably with the guidelines of the proposal," did not grant the requested relief.

Celgene's existing disclosures fall far short of substantially implementing the Proposal. Accordingly, the Trust urges that Celgene's substantial implementation argument be rejected.

* * * *

The Trust appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: Robert A. Cantone
Proskauer Rose LLP
Rcantone@proskauer.com



Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 4, 2015

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentleman:

This firm represents Celgene Corporation, a Delaware corporation ("Celgene"), on whose behalf we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Celgene's intention to exclude a stockholder proposal submitted by the UAW Retiree Medical Benefits Trust (the "Proposal") from the proxy materials for Celgene's 2015 Annual Meeting of Stockholders to be held on June 17, 2015 (the "2015 Proxy Materials").

Celgene asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against Celgene if Celgene excludes the Proposal from Celgene's 2015 Proxy Materials. The Proposal is properly excluded under:

(i) Rule 14a-8(i)(4) because it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other Celgene shareholders at large;

(ii) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Celgene's ordinary business operations; and

(iii) Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to the UAW Retiree Medical Benefits Trust at the e-mail address it has provided. Celgene plans to file its definitive proxy statement with the Commission on or about April 28, 2015.



Accordingly, in compliance with Rule 14a-8(j), we are submitting this letter not less than 80 days before Celgene intends to files its definitive proxy statement.

THE PROPOSAL

The Proposal states:

> RESOLVED, that shareholders of Celgene Corporation ("Celgene") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Celgene from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Celgene's response, if any, to risks created by:
>
> - The relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government;
> - Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden;
> - Price sensitivity of prescribers, payers and patients; and
> - The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions.

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A. Celgene is aware that the Staff has received two other no-action requests pertaining to a similar proposal from the proponent. While Celgene agrees with the positions taken by the respondents in both instances, we respectfully submit that the arguments we make are specific to Celgene and we respectfully ask that our request, and the arguments therein, be considered independently from the other no-action requests.

GROUNDS FOR EXCLUSION

I. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proposal is Designed to Result in a Benefit to the Proponent or to Further a Personal Interest Not Shared by Other Celgene Shareholders.

A. Background

Rule 14a-8(i)(4) states, in pertinent part, that a company may omit a shareholder proposal from its proxy materials if the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. In *Exchange Act Release* No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated succinctly that Rule 14a-8(i)(4) permits companies to exclude proposals "furthering personal grievances or special interests." Celgene believes that the Proposal may be omitted from its proxy materials because the proponent has a special interest, and its Proposal is designed to result in a benefit to the proponent and to further that special interest of proponent, which is not shared by other Celgene shareholders.

B. The Proposal

Although the Proposal is framed as a request of Celgene's Board of Directors for a risk report, the objective of the Proposal, which is apparent from both the resolution and the supporting statement, is to challenge the prices charged by Celgene for its products. The resolution is premised on what it refers to as "rising pressure to contain U.S. specialty drug prices." The supporting statement goes on to:

- assert that "a vigorous national debate has recently intensified regarding *appropriate pricing* of specialty drugs" [emphasis added], strongly suggesting that, in proponent's view, Celgene's pricing may not be appropriate, and
- directly challenge Celgene's pricing practices, asserting that "Celgene has encountered difficulties in obtaining coverage for Revlimid for some indications without price concessions."

According to information available on the proponent's website, proponent "provides health care benefits for retired UAW members of General Motors, Ford and Chrysler, along with their eligible dependents ... more than 860,000 persons."[1] Proponent's "Mail-Order Maintenance Drug List" specifically includes Celgene's Abraxane®, Istodax®, Pomalyst® (also known as Imnovid®), Revlimid®, Thalomid®, and Vidaza®, which, together, account for more than 98%

[1] Available at http://www.uawtrust.org/Home/about/history/history/sb.cn.



of Celgene's total net product sales for the nine months ended September 30, 2014. Additionally, as a health care payer, proponent negotiates prescription drug prices with pharmaceutical companies through its pharmacy benefit manager, Express Scripts. Thus, proponent has an active interest in driving down the price of Celgene products, an interest that, in reference to the Proposal, can only be considered a "special interest" which is not shared by other Celgene shareholders at large.

Addressing the potential for shareholder abuse of Rule 14a-8(c)(4) (the predecessor of Rule 14a-8(i)(4)) in *Exchange Release* No. 34-2009 (August 16, 1983) (the "1983 Release"), the Commission stated that the rule was intended "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." As demonstrated here, proponent is attempting to advance its interest as a drug benefits provider. Its special interest is clearly not the same as, and indeed is conflict with, the economic interests of Celgene's shareholders at large.

Although the Proposal and supporting statement fail to acknowledge proponent's "special interest," the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(4) of shareholder proposals that have been framed by proponents to appear not to confer a benefit to the proponent or further a personal interest. In *ConocoPhillips* (March 7, 2008), for example, the Staff concurred with the exclusion of a proposal seeking an investigation into the company's alleged involvement with states that have sponsored terrorism, which the company argued, "attempts to conceal the personally beneficial nature of the Proposal."

Celgene is aware that the Staff has declined to concur in the exclusion of union proposals under Rule 14a-8(i)(4) when the proposal is not demonstrated to be related to another union objective. See e.g., ITT Corporation (January 13, 1995) (allowing a proposal requesting separation of Chairman and CEO roles); *Caterpillar Inc.* (January 13, 1995) (allowing a proposal requesting declassification of board of directors); and *Frontier Corporation* (January 23, 1997) (allowing a proposal requesting prohibition of golden parachute payments not approved by shareholders). However, in *Dow Jones & Company, Inc.* (January 24, 1994), the Staff concurred with the exclusion of a proposal that was linked to the union's underlying objective. Although the union's proposal requested that the CEO's compensation be capped at 20 times the compensation of the average worker, the union had stated in its publications that the shareholder proposal was related to ongoing collective bargaining with the company, an interest which was not shared by shareholders of the Company at large.

As in *Dow Jones*, the instant Proposal is demonstrably related to proponent's special interest because the Proposal explicitly seeks information about Celgene's pricing practices, information that is directly related to proponent's core interest in providing its plan participants health care benefits at the lowest price attainable, i.e., information about "the relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government." Unlike the proposals in *ITT*, *Caterpillar* and *Frontier*, where the challenged proposals were not shown to be related to a special interest of the proponent, the instant Proposal is directly related to proponent's significant, direct economic interest, which is opposed to the economic interests of Celgene's shareholders at large.

For the foregoing reasons, Celgene requests that the Staff concur in its view that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to proponent and to further a personal interest of proponent, which is not shared by Celgene shareholders at large.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Celgene's Ordinary Business Operations.

A. Background

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the shareholder proposal "deals with a matter relating to the company's ordinary business operations." The 1998 Release defines 'ordinary business' as "matters that are not necessarily 'ordinary' in the common meaning of the word," but rather are "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Celgene believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with matters that are at the core of Celgene's ordinary business operations.

In the 1998 Release, the Commission stated that the underlying policy consideration behind Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to "management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release identifies two "central considerations" underlying the ordinary business exclusion. The first consideration is whether "[certain] tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration concerns "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Moreover, a proponent cannot avoid the limitation of Rule 14a-8(i)(7) simply by framing a proposal regarding a company's ordinary business as a proposal requesting a special report. In the 1983 Release, the Commission stated that a proposal for a special report involving a matter of a company's ordinary business is excludable under Rule 14a-8(i)(7).

The Proposal asks Celgene's board of directors to report to stockholders "on the risks to Celgene from rising pressure to contain U.S. specialty drug prices." As the Staff indicated in Section B of Staff Legal Bulletin No.14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment:

> Rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document – where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business – we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has repeatedly concurred in the exclusion of shareholder proposals seeking risk assessments on matters relating to a company's ordinary business operations. *See, e.g., Exxon Mobil Corp.* (March 6, 2012) (permitting the exclusion of a proposal requesting that the board of directors "prepare a report discussing possible short- and long-term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands") and *The TJX Companies, Inc.* (March 29, 2011) (concurring in the exclusion of a proposal requesting that the board of directors "annually assess the risks created by the actions [the company] takes to avoid or minimize U.S. federal, state and local corporate income taxes and provide a report to shareholders on the assessment").

B. Celgene's Business and the Proposal

Celgene is a global biopharmaceutical company conducting operations in the United States and over 50 other countries, with sales in over 70 countries. As reported in Celgene's most recent Form 10-K (for the year ended December 31, 2013), sales of Celgene's products depend, in large part, on the conditions under which its products are paid for by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payers. Thus, the pricing of Celgene's products across dozens of global markets relies on complex and dynamic analyses, and is fraught with the risk, clearly acknowledged by Celgene, that "limitations on patient access to our drugs, adoption of price controls and cost containment measures could adversely affect [Celgene's] business."

The Proposal is framed as a request for a report to shareholders "on the risks to Celgene from rising pressure to contain U.S. specialty drug prices." The first matter to be addressed by the report, according to the Proposal, is "the relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government." Thus, the Proposal plainly seeks to involve shareholders in Celgene's ordinary business of assessing the prices for its products in relation to matters such as clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs, and so on.

This inappropriate attempt to involve Celgene shareholders in the company's ordinary business is evident also from the supporting statement. In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff stated that, in determining the focus of a proposal for purposes of Rule 14a-8(i)(7), "we consider both the proposal and the supporting statement as a whole." Accordingly, the supporting statement must also be considered to properly determine the intent of the Proposal. The supporting statement's opening sentence declares that "a vigorous national debate has recently intensified regarding *appropriate pricing* of specialty drugs" [emphasis added]. It goes on to assert that "Celgene has encountered difficulties in obtaining coverage for [a Celgene product] for some indications without price concessions." Finally, it concludes by emphasizing proponent's "[concern] that pricing specialty drugs at such high levels is not a sustainable strategy." Thus, if the purpose of the Proposal were not already evident from proponent's status as a third-party payer for drug products, the supporting statement makes clear that it aims to involve shareholders in Celgene's pricing of its products.

As previously noted, two considerations described in the 1998 Release underlie the Staff's view of such proposals. First, tasks that are "fundamental to management's ability" to run the daily operations of a company should not "be subject to direct shareholder oversight." Few, if any, decisions are more fundamental to the ability of Celgene management's ability to run the company's daily business than the tasks associated with the pricing of Celgene's products in dozens of differentiated markets across the globe. *See Equity LifeStyle Properties, Inc.* (February 6, 2013) (permitting the exclusion of a proposal requesting that the board of directors report to shareholders on the risks associated with rent increases because "the setting of prices for products . . . is fundamental to management's ability to run a company on a day-to-day basis").

The second consideration underlying the ordinary business exclusion recognizes that shareholder proposals seeking to "micro-manage" complex decisions of a company are inappropriate because shareholders are not in a position "to make an informed judgment" on such matters (the 1998 Release). The Staff has consistently allowed proposals similar to the Proposal to be excluded from proxy materials "since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Understanding the relationship between Celgene's drug prices and, among other things, "clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government" requires a nuanced grasp of a range of complex and interrelated financial, scientific and country-by-country regulatory and reimbursement factors which shareholders as a group cannot be expected to possess.

Accordingly, the Staff has repeatedly concurred in the view that the price a company charges for its products is a business decision that is directly related to the day-to-day management of the company and is therefore excludable under Rule 14a-8(i)(7). *See Western Union Co.* (March 7, 2007) (permitting the exclusion of a proposal requesting that the board of directors "review the effect of the company's remittance practices on the communities served, compare the company's fees, exchange rates, and pricing structures with other companies in the industry, evaluate the company's community reinvestment and corporate giving practices relative to its competitors, and report to shareholders" because the proposal related to the company's ordinary business operations, "i.e. the prices charged by the company").

C. Tangential Policy Concerns

Although the focus of the Proposal, as demonstrated above, is on the ordinary business of Celgene, Celgene recognizes that the Staff has declined to concur in the exclusion of proposals that relate to ordinary business matters but focus on sufficiently significant social policy issues; certain proposals "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" (the 1998 Release).

However, where an arguably significant policy issue is merely camouflage for a proposal's focus on the ordinary business of a company, the Staff has concluded that the proposal may be excluded in reliance on Rule 14a-8(i)(7). In *UnitedHealth Group* (March 16, 2011), for example, the Staff concurred in the company's view that it could properly exclude a proposal seeking a report on the company's response "to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures [the] company is taking to contain the price increases of health insurance premiums." Although the proposal in *UnitedHealth Group* referred to society-wide pressures to contain health care coverage costs, the focus of the proposal was on the company's measures regarding its own pricing of health insurance premiums. Similarly, the instant Proposal, which refers to society-wide "rising pressure to contain U.S. specialty drug prices," is excludable because its true focus is on "the relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government." Thus, whether or not the Proposal touches upon a significant policy issue, it may be excluded in its entirety because its focus is on Celgene's ordinary business.

Celgene is aware that under certain circumstances the Staff has declined to exclude proposals under Rule 14a-8(i)(7) relating to drug pricing. *See Bristol-Myers Squibb Co.* (February 21, 2000) (allowing a proposal requesting that the company's board of directors "implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its current pricing policy") and *Eli Lilly and Co.* (February 25, 1993) (allowing a proposal that "requests the company to seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint" because the proposal related to "the company's fundamental business strategy with respect to its pricing policy for pharmaceutical products" and was therefore "beyond matters of the company's ordinary business operations").

In both *Bristol-Myers Squibb* and *Eli Lilly*, however, the proposals focused on the broader issue of price restraint, not product pricing. As the proponent in *Eli Lilly* argued, "while the setting of specific prices on its products is certainly a matter of ordinary business operations, my proposed shareholder resolution deals with a far different matter—the issue of a general policy of pricing fairness and restraint." Price restraint, unlike product pricing, does not require shareholders to possess a nuanced understanding of the complex decision-making process involved in the pricing of a pharmaceutical company's products. Knowledge of research and development, marketing and administration, and negotiations over price concessions, among other things, is not required for a group of shareholders to make an informed decision on price constraint as a corporate goal.

For the foregoing reasons, Celgene requests that the Staff concur in its view that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to Celgene's ordinary business operations.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Celgene Has Already Substantially Implemented the Proposal.

A. Background

Exchange Act Rule 14a-8(i)(10) permits the exclusion of a proposal from a company's proxy materials if the company "has already substantially implemented the proposal." The general policy underlying the substantially-implemented basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 34-12598* (July 7, 1976). Hence, company actions that fulfill a proposal's essential objective will satisfy the requirement. *See Exelon Corporation* (February 26, 2010). According to the 1983 Release, a company does not have to implement each element of a proposal in the precise manner suggested by the proponent in order to exclude a proposal under Rule 14a-8(i)(10). *See MacDonald's Corp.* (March 26, 2014) (permitting the exclusion of a proposal seeking a special review by the board of directors and a public report articulating directors' duties with respect to sustainability and corporate responsibility issues, despite differences between the report issued by a committee of the board and the "Proponent's vision of an ideal disclosure").

The Staff has repeatedly held that in determining whether a proposal has been substantially implemented within the meaning of the rule, it will examine whether or not the "policies, practices and procedures compare favorably with the guidelines of the proposal." In *Apple Inc.* (December 11, 2014), for example, the Staff concurred with the exclusion of a proposal to establish a public policy committee of the board of directors when the company demonstrated that the underlying concerns and essential objective of the proposal—to require the board of directors to oversee policies and practices to mitigate certain risks and oversee certain matters—had already been addressed by the company's existing board committee structure and practices.

B. The Proposal and Celgene's Existing Reports

The Proposal explicitly seeks "a report to shareholders . . . on the risks to Celgene from rising pressure to contain U.S. specialty drug prices." That risk is already extensively reported on in Celgene's periodic reports pursuant to the Exchange Act. The Staff has repeatedly concurred with companies excluding proposals under Rule 14a-8(i)(10) on the basis of disclosures already made in periodic filings with the Commission. In *Duke Energy Corp.* (February 21, 2012), for example, the Staff observed that it "appears that [the company's] policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

Celgene has substantially implemented the Proposal, through its compliance with the Commission's disclosure rules. Due to the length of those disclosures, the full text thereof is omitted here, but in sum, Celgene's disclosures report extensively to its shareholders on the significant risks associated with reimbursement policies and pressures emanating from third-party payers like proponent to contain healthcare costs, including drug prices. The following is excerpted from Celgene's most recent disclosures in this regard, which appear in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014:

1. The Company's business is largely dependent on the commercial success of its leading products whose success, in turn, depends on "their efficacy, safety, price and benefits over competing products, as well as the reimbursement policies of third-party payers, such as government and private insurance plans."

2. ***"Sales of our products will be significantly reduced if access to and reimbursement for our products by governmental and other third-party payers is reduced or terminated."*** (emphasis in original)

3. "Sales of our current and future products depend, in large part, on the conditions under which our products are paid for by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payers."

4. "… health care management organizations and third-party payers are increasingly challenging the prices charged for medical products and services, seeking to implement cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products."

5. "Our products continue to be subject to increasing price and reimbursement pressure due to price controls imposed by governments in many countries; increased difficulty in obtaining and maintaining satisfactory drug reimbursement rates; and the tendency of governments and private health care providers to favor generic pharmaceuticals. In addition, governmental and private third-party payers and purchasers of our products may restrict access to formularies or otherwise discourage use of our products. Limitations on patient access to our drugs, adoption of price controls and cost-containment measures could adversely affect our business."

6. "***The Affordable Care Act and other legislation may affect our pricing policies and government reimbursement of our products that may adversely impact our revenues and profitability.***" (emphasis in original)

7. "In the U.S. there have been and may continue to be a number of legislative and regulatory proposals and enactments related to drug pricing and reimbursement that could impact our profitability . . . in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the profitability of our products."

Celgene believes that through its compliance with applicable laws and regulations, it has substantially implemented the report sought by the Proposal. To the extent the Proposal seeks disclosures of information beyond what is already contained in Celgene's public filings, the Proposal would "intrude unduly on [the] company's 'ordinary business' operations by virtue of the level of detail that [it seeks]." *See* 1998 Release. Indeed, the Proposal's request for information about "[the] relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government" goes beyond mere risk assessment, but instead delves into how the day-to-day functions of the company are managed—a topic which the Staff has repeatedly found is not appropriate for shareholder oversight.

For the foregoing reasons, Celgene requests that the Staff concur in its view that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(10) because it has been substantially implemented.



CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2015 Proxy Materials. We would be please to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return of electronic mail. Thank you for your consideration of this matter.

Sincerely yours,



Robert A. Cantone

cc: The UAW Retiree Medical Benefits Trust



Exhibit A

[The Proposal and Supporting Statement]

UAW RETIREE
Medical Benefits Trust

December 18, 2014

Lawrence V. Stein
Executive Vice President, General Counsel and Corporate Secretary
Celgene Corporation
86 Morris Avenue
Summit, NJ 0790

Dear Mr. Stein:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Celgene Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED, that shareholders of Celgene Corporation ("Celgene") ask the Board of Directors to report to shareholders by December 31, 2015, at reasonable cost and omitting confidential or proprietary information, on the risks to Celgene from rising pressure to contain U.S. specialty drug prices. Specialty drugs, as defined by the Center for Medicare and Medicaid Services, are those that cost more than $600 per month. The report should address Celgene's response, if any, to risks created by:

- The relationship between Celgene's specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, manufacturing costs, drug development costs and the proportion of drug development costs borne by academic institutions and/or the government;
- Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden;
- Price sensitivity of prescribers, payers and patients; and
- The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions.

Supporting Statement

A vigorous national debate has recently intensified regarding appropriate pricing of specialty drugs and the impact of specialty drug costs on patient access and the health care system. Growth in U.S. spending on specialty drugs is expected to dwarf growth in overall prescription drug spending in coming years. (http://lab.express-scripts.com/~/media/7f14884da6ef434dbf30abd82dd7e655.ashx)

Celgene sells two costly specialty drugs that treat multiple myeloma, Revlimid and Imnovid (also known as Pomalyst). As of December 18, 2014, using online price calculators, Revlimid has a retail price tag of approximately $156,000 per year, up from $8500 per year in 2010.
(http://www.advfn.com/nasdaq/StockNews.asp?stocknews=CELG&article=45688589)
Revlimid is an analog of an earlier Celgene drug Thalomid, which itself was an existing compound used briefly as a sedative in the 1950s. Celgene received "fast track" designation from the FDA for Revlimid to treat myelodysplastic dyndrome, which expedited study and approval of the drug.
(http://www.fda.gov/downloads/Drugs/UCM216527.pdf;
http://www.fda.gov/AboutFDA/CentersOffices/OfficeofMedicalProductsandTobacco/CBER/ucm122932.htm)

Celgene has encountered difficulties in obtaining coverage for Revlimid for some indications without price concessions. A Morningstar analyst noted recently that "Celgene may struggle to obtain reimbursement for Revlimid as a first-line multiple myeloma therapy in many international markets" due to cost.

(http://analysisreport.morningstar.com/stock/research?t=CELG&region=USA&culture=en-US&productcode=MLE)

Physicians are becoming more cost-conscious too. In 2012, three Memorial Sloan Kettering physicians published an op-ed in the New York Times explaining that they were refusing to prescribe a new cancer drug due to its cost. They stated, "[w]hen choosing treatments for a patient, we have to consider the financial strains they may cause alongside the benefits they might deliver." (http://www.nytimes.com/2012/10/15/opinion/a-hospital-says-no-to-an-11000-a-month-cancer-drug.html?_r=0) Consumers are also sensitive to high health care prices. In a recent survey, 82% of consumers cited price as a factor driving their decision making. (http://www.iirusa.com/upload/wysiwyg/Karen%20Ignagni.pdf)

We are concerned that pricing specialty drugs at such high levels is not a sustainable strategy and that doing so creates financial and reputational risks. The report requested in this proposal would allow shareholders to better evaluate these risks.

We urge shareholders to vote FOR this proposal.